

June 12, 2020

Michael J. Killelea
General Counsel
Goodrich Petroleum Corporation
801 Louisiana, Suite 700
Houston, Texas 77002

> **Re: Goodrich Petroleum Corporation**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed June 5, 2020**
> **File No. 333-238286**

Dear Mr. Killelea:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 29, 2020 letter.

Amendment No. 1 to Form S-3 Filed June 5, 2020

Risk Factors, page 5

1.   We note that your response letter indicates the revisions to the prospectus clarify for investors that the forum selection provision contained within the Company's amended and restated certificate of incorporation "is not intended to apply to claims" arising under the Securities Act or Exchange Act. However, we also note that the revised prospectus disclosure states that the provision would not apply to suits brought "solely" to enforce any liability or duty created by the Securities Act or Exchange Act or any other claim for which the courts have exclusive jurisdiction. Please revise your disclosure on pages 5 and 25 to clarify whether your exclusive forum provision is intended to apply to claims arising under the Securities Act or Exchange Act, or tell us why you have included "solely" in the

revised disclosure. We may have further comments.

Please contact Laura Nicholson, Special Counsel, at (202) 551-3584 or Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Michael Telle